ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

Ma



SUPPL


PROCESSING
RECEIVED
MAY 10 2006
152
SEC MAIL
WASH. D.C.

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 12 2006 E
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
5 May 2006 (ASX – Announcement & Media Release,Trading Halt)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au



ASX

AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

4 May 2006

First Australian Resources Limited

TRADING HALT

The securities of First Australian Resources Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 8 May 2006 or when the announcement is released to the market.

Security Codes: FAR
FARG

Anthony Walsh
Assistant Manager, Issuers (Perth)



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

Facsimile Transmission

DATE:	4 May 2006	TIME:	9AM
TO:	Tony Walsh Australian Stock Exchange	PHONE: FAX:	 618-9221-2020
FROM:	Michael Evans FAR Ltd	PHONE: FAX:	618-9322-3939 618-9322-5116
RE:	**Request for a trading halt in First Australian Resources Limited**		
CC:			

Number of pages including cover sheet: 1

Message

Dear Tony

First Australian Resources Limited (the Company) requests an immediate trading halt of its listed shares (FAR) under rule 17.1 of the ASX Listing Rules.

The trading halt is requested pending an announcement to the market prior to the commencement of trading on Monday 8th May 2006.

The Company is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Michael Evans
Chairman

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au